Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 31, 2012

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Congress All Cap Opportunity Fund (S000038710) Congress Mid Cap Growth Fund (S000038711)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your September 24, 2012, comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 466 to its registration statement.  PEA No. 466 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on August 10, 2012, and is designated to become effective on October 31, 2012.  The purpose of PEA No. 466 was to register two new series with the Trust, the Congress All Cap Opportunity Fund and Congress Mid Cap Growth Fund (each a “Fund,” and collectively, the “Funds”), managed by Congress Asset Management Company, LLP (the “Advisor”).  The Trust is filing this PEA No. 477 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1.
In the Fees and Expenses tables on pages 1 and 4 of the Summary Sections, to the extent that the Funds expect to incur acquired fund fees and expenses (“AFFE”) exceeding 0.01%, please disclose this as a line item on the applicable Fund’s Fees and Expenses table.

After confirming with the Advisor, the Trust responds that AFFE is not expected to exceed 0.01%.  Accordingly, no line item has been added to either of the Fund’s Fees and Expenses tables.

2.	Please file the “Operating Expenses Limitation Agreement” as an exhibit to the registration statement.

The Trust responds by affirming that the “Amended Operating Expenses Limitation Agreement” is filed herewith as an exhibit to this post-effective amendment to the Trust’s registration statement.

3.	In the “Principal Investment Risks” section, on pages 2 and 5 within the Summary Sections, and on page 10 of the Prospectus, please include a “New Fund Risk” disclosure for each of the Funds.

The Trust responds by adding the suggested disclosure to the “Principal Investment Risks” sections.

4.
In the “Principal Investment Strategies” section on pages 2 and 7 of the All Cap Opportunity Fund’s Prospectus, please confirm that the use of the word “focus” does not equate with industry or security “concentration.”

The Trust responds by confirming that use of the word “focus” does not equate with industry or security “concentration.”

5.
In the “Principal Investment Strategies” section on pages 4 and 7 of the Mid Cap Growth Fund’s Prospectus, please include disclosure indicating that the remaining 20% of the Fund’s net assets may be invested in the equity securities of small capitalization and large capitalization companies.

The Trust responds by adding the suggested disclosure to the Fund’s Principal Investment Strategies.

6.	Please confirm that the following disclosure in the “Advisor’s Prior Performance” Section of the Prospectus on page 12 is accurate:

“Accounts with a value under $500,000 (USD) or accounts with significant client-imposed restrictions are excluded from the Composites, because such account types are not managed in a substantially similar manner as each of the applicable Funds.”

After confirming with the Advisor, the Trust responds that this statement is accurate.

7.	In the second paragraph of the “Advisor’s Prior Performance Section,” please bold the following statement: “and does not represent the historical performance of the Funds.”

The Trust has made this suggested change.

8.	In the performance data table for the Opportunity Private Account Composite on page 12, please replace Ten-Year Performance Information with “Since Inception” information.

The Trust has made this suggested change.

9.
On pages B-7 and B-9 of the Statement of Additional Information (“SAI”), under the sub-heading “Borrowing,” and the heading “Investment Restrictions,” respectively, please cross-reference the discussion on page B-7 and include references to the Investment Company Act of 1940, as amended (“1940 Act”).

The Trust responds by adding the requested disclosures.

10.
On page B-10 of the SAI, under the Funds’ Non-Fundamental Investment Restrictions, please disclose the procedure the Funds will follow if asset coverage falls out of compliance with the requirements of the 1940 Act.

The Trust responds by adding the requested disclosures.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul Hastings LLP